UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F/A

AMENDMENT NO. 1 TO

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned previously notified the Securities and Exchange Commission on Form N-6F, filed on June 2, 2021, that it intended to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submitted the following information:

Name:	Onex Falcon Direct Lending BDC Fund (formerly known as Onex Falcon BDC Fund)

Address of Principal Office:	21 Custom House Street 10th Floor Boston, Massachusetts 02110

Telephone Number:	(614) 412-2700

Name and address for agent for service of process:	Steven Gutman
Onex Credit
903 Sylvan Avenue, Suite 105
Englewood Cliffs, NJ 07632

This Amendment No. 1 to the Form N-6F filed on June 2, 2021 is necessary because of delays in the completion of the undersigned’s registration statement, which delays were unforeseen at the time of the original filing.

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the City of New York and the State of New York on the 30th day of August, 2021.

ONEX FALCON DIRECT LENDING BDC FUND

By:	/s/ Steven Gutman
Name:	Steven Gutman
Title:	Trustee

By:	/s/ Blair Fleming
Name:	Blair Fleming
Title:	Chief Executive Officer